Exhibit 99.1
Scorpio Tankers Inc. Announces Signed Commitment Letter for a $267 Million Credit Facility

MONACO -- (Marketwire) – February 25, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has signed a commitment letter for a $267.0 million credit facility ("2013 Credit Facility") with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, and Skandinaviska Enskilda Banken AB.

The 2013 Credit Facility will be split into a term loan and a revolving loan and will be used to finance up to 60% of the purchase price of vessels, including newbuildings upon delivery. The credit facility matures six years after the loan is signed. Borrowings under the credit facility are available until January 31, 2015. The covenants and other conditions are similar to the Company's existing credit facilities.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "We thank our lenders for their continued support of our company. This loan will finance a significant number of our vessels on order and will enable us to continue our growth strategy."

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 13 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, six MR tankers, and one post-Panamax tanker) with an average age of 4.6 years, time charters-in 19 product tankers (three LR2, three LR1, nine MR and five Handymax tankers), and has contracted for 20 newbuilding product tankers  (16 MR and four Handymax vessels), two of which are expected to be delivered to the Company by April 2013 and the remaining 18 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616